SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 000-21388

SENSTAR TECHNOLOGIES LTD.
 (Name of Registrant)

10th F. Gibor Sport Tower
7 Menachem Begin Road
Ramat Gan 5268102, Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-________

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8, File Nos. 333-164696, 333-174127 and 333-190469.

Senstar Technologies Ltd. (“Senstar”)

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Notice and Proxy of Special General Meeting of Shareholders to be held on July 12, 2023
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2023
Senstar Technologies Ltd.

By: /s/ Tomer Hay
CFO

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Notice and Proxy of Special General Meeting of Shareholders to be held on July 12, 2023
99.2	Form of Proxy Card